Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 5, 2009

Relating to Preliminary Prospectus Supplement dated August 5, 2009

Registration No. 333-137166

MAGELLAN MIDSTREAM PARTNERS, L.P.

6.55% Senior Notes due 2019

Issuer:	Magellan Midstream Partners, L.P.

Ratings:	Baa2 (Stable) / BBB (Stable)*

Note type:	Senior Unsecured Notes

Pricing date:	August 5, 2009

Settlement date:	August 12, 2009 (T+5)

Maturity date:	July 15, 2019

Principal amount:	$250,000,000 (reopening of $300,000,000 6.55% Senior Notes due 2019)

Benchmark:	U.S. Treasury 3.125% due May 15, 2019

Benchmark yield:	3.655%

Re-offer spread:	+ 185 bps

Re-offer yield to maturity:	5.505%

Coupon:	6.55%

Public offering price:	107.896% plus accrued interest from June 26, 2009

Accrued interest:	$2,092,361.11 from June 26, 2009

Net proceeds:	Approximately $269.9 million, after deducting the underwriting discount and estimated offering expenses

Optional redemption:	Make whole call T + 50 bps

Interest payment dates:	January 15 and July 15, beginning January 15, 2010

CUSIP / ISIN:	559080AE6 / US559080AE69

Joint Book-Running Managers:	J.P. Morgan Securities Inc. Banc of America Securities LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:	Deutsche Bank Securities Inc. Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets Corporation UBS Securities LLC Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. at (212) 834-4533, Banc of America Securities LLC toll-free at 1-800-294-1322 or SunTrust Robinson Humphrey, Inc. toll-free at (800) 685-4786.